                                                               EXHIBIT 99.(a)(3)


NEWS RELEASE
                                                     FOR ADDITIONAL INFORMATION:
                                                       For E-Z Serve Corporation
                                                 John Miller, Sr. Vice President
                                                           800-368-6253 Ext. 304
                                                                 or 713-684-4304
                                                   For Sunshine-Jr. Stores, Inc.
                                      Paul W. Martin, Jr., Chairman of the Board
                                                                    813-347-8900


                             FOR IMMEDIATE RELEASE

            E-Z SERVE ANNOUNCES OFFER FOR SUNSHINE-JR. STORES, INC.

         HOUSTON, (JUNE 15, 1995) - E-Z SERVE CORPORATION (AMEX: "EZS") (E-Z SERVE) OF HOUSTON, AND SUNSHINE-JR. STORES, INC. (AMEX: "SJS") OF PANAMA CITY, FLORIDA (SJS), today announced that they have entered into an agreement pursuant to which E-Z Serve, through a wholly-owned subsidiary, would purchase all of the outstanding shares of SJS for $12.00 per share in cash, or approximately $20.4 million. A definitive merger agreement was entered into by the parties following unanimous approval by SJS' board of directors. SJS, which operates approximately 205 convenience stores under the trade name "Jr. Food Stores" in five states, has approximately 1.7 million shares outstanding.

         The merger agreement calls for a subsidiary of E-Z Serve to make a cash tender offer promptly for all outstanding shares of common stock of SJS at a price of $12.00 per share. The tender offer would be followed as soon as possible by a cash merger without the consent of the shareholders of SJS if 80% or more of the shares of SJS are tendered and purchased by E-Z Serve's subsidiary, and with the consent of such shareholders if less than 80% of such shares are tendered and purchased. Pursuant to the terms of the merger, each share of SJS not acquired in the tender offer would be converted into the right to receive $12.00 in cash. The tender offer is scheduled to commence the week of June 19, 1995, and will expire, unless extended, on or about July 20, 1995.

         E-Z Serve also stated that it has entered into an agreement with certain shareholders of SJS, pursuant to which such shareholders have agreed to tender all of their SJS shares, representing approximately 76% of SJS' outstanding shares, into the E-Z Serve offer, and have granted E-Z Serve's subsidiary making the offer a proxy to vote such shares in favor of the merger.

         Neil McLaurin, President and Chief Executive Officer of E-Z Serve, stated "Sunshine-Jr. is another excellent strategic fit for E-Z Serve. Together with our existing locations, including Time Saver which was acquired in January, we now have good concentration along the Gulf Coast from New Orleans to Tallahassee."


                                 * * * * * * *

E-Z SERVE CORPORATION (AMEX: "EZS") operates 544 convenience stores, 14 franchisees, and distributes motor fuels through 236 non-company operated retail outlets in 20 states, predominantly in the Sunbelt.


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